Exhibit 99.1

Company Contacts:

Pasquale (Pat) Di Lillo

Vice President, Chief Financial and

Administrative Officer

(514) 397-2592

Eva Hartling

Vice President, Brand Management & Chief Marketing Officer

(514) 397-2496

BIRKS GROUP REPORTS FISCAL 2018 RESULTS

Montreal, Quebec. July 3, 2018 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the fiscal year ended March 31, 2018 (“fiscal 2018”). During this period, the Company announced the sale of its subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), which was completed on October 23, 2017 for total cash consideration of $106.8 million (net of closing adjustments), which resulted in a net gain of $29.9 million for the Company. As a result of the sale of Mayors, the Company is presenting Mayors’ results as a discontinued operation in its financial statements for the current and comparable prior periods.

The Company reported a net income of $11.7 million, or $0.65 per share, for fiscal 2018, comprised of a net loss from continuing operations of $16.8 million, or $0.93 per share and a net income from discontinued operations of $28.5 million (that included a gain on disposal of Mayors of $29.9 million), or $1.58 per share, compared to a net income of $4.9 million, or $0.27 per share for the fiscal year ended March 25, 2017 (“fiscal 2017”), comprised of a net loss from continuing operations of $7.1 million, or $0.39 per share and a net income from discontinued operations of $12.0 million, or $0.66 per share.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Our fiscal 2018 results are reflective of the major transformative changes undertaken by the Company during the fiscal year, most notably the sale of Mayors, which enabled us to substantially reduce our debt and strengthen our balance sheet. This allowed us to better position the Company for long-term growth and the creation of shareholder value. Other transformative changes that took place in fiscal 2018 include the on-going implementation of our new ERP system (Microsoft D365) and the renovation of our Toronto and Montreal flagship stores which led to temporary business interruptions at both locations. This fiscal year’s results have also been impacted by the various challenges that the Company faced in 2017, such as relatively softer retail conditions during the holiday period. On a positive note, the Montreal flagship store re-opened on June 11, 2018 and currently features some of the most reputable watch and jewelry brands in the world, alongside Birks jewelry and bridal collections, setting a high standard for luxury shopping in North America.”

Mr. Bédos added: “We have now turned our full attention to the execution of our 5-year strategic plan, which focuses largely on the five following initiatives:

•	offering our customers a complete omni-channel experience supported by the implementation of our new enterprise resource planning (“ERP”) system;

•	enhancing our retail store offering through the renovations of our three flagship locations in Montreal, Toronto and Vancouver;

•	expanding our e-commerce and wholesale channels through pointed strategic investments; and

•	renewing our bridal and fine jewelry product offerings accentuating quality, design and accessible price points and;

•	most importantly, developing the Birks product to position it as an international brand.

We believe the execution of our strategic initiatives has put the Company on a clear path to long-term growth and value creation.”

The newly renovated Montreal flagship store is in line with the Company’s latest store concept which will also be reflected in the new Toronto and Vancouver flagship designs. It offers a fresh take on Birks’ legacy and redefines the watch and jewelry shopping experience in Canada.

Through the development of the Birks product Brand, the Company has increased awareness for its brand in both Canada and at the international level. The Birks jewelry collections were launched in the U.K in September 2017 via an exclusive distribution agreement with Mappin & Webb and Goldsmiths jewelers. The Company intends to increase its international presence over the next five years.

Fiscal 2018 Financial Overview

•	Net sales from continuing operations for fiscal 2018 decreased by $2.0 million to $114.4 million, compared to $116.4 million in fiscal 2017. The decrease in net sales was reflective of a 4% decline in comparable store sales on a constant exchange rate basis (see “Non-GAAP Measures” below) primarily driven by a softening of luxury retail conditions across Canada as well as by the fact that, as part of its strategic plan, the Company began renovations affecting two of its three flagship stores (Montreal and Toronto) that led to a temporary decline in sales volume during the construction period. When the impact of lower sales of these two flagship stores are excluded, comparable store sales increased by 1% (see “Non-GAAP Measures” below) driven by increased sales of Birks-branded products, the successful execution of targeted marketing campaigns and growth in wholesale and e-commerce sales;

•	Gross profit from continuing operations was $43.6 million, or 38.1% of net sales, during fiscal 2018, compared to $46.8 million, or 40.2% of net sales, during fiscal 2017. The gross margin rate decrease was primarily attributable to increased sales promotions as a result of the Montreal and Toronto flagship locations undergoing major renovations;

•	Selling, general and administrative (“SG&A”) expenses from continuing operations, increased by $4.6 million mainly due to increased marketing and operational costs related to the Company’s strategic focus on the promotion and development of the Birks product brand and the development of its wholesale channel as well as by higher professional fees incurred in relation to the Company’s new strategic plan; and

•	The Company’s fiscal 2018 operating loss from continuing operations was $13.7 million, an increase of $10.0 million compared to $3.7 million in fiscal 2017. Adjusted operating loss from continuing operations (see “Non-GAAP Measures” below), which excludes restructuring costs and impairment of long-lived assets was $10.8 million, an increase of $7.8 million compared to $3.0 million in fiscal 2017 (excluding restructuring costs).

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 27 stores under the Birks brand in most major metropolitan markets in Canada and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birksgroup.com.

Non-GAAP Measures

The Company reports information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Constant currency basis

The Company evaluates its sales performance using non-GAAP measures which eliminates the foreign exchange effects of translating net sales, comparable store sales and gross profit made in Canadian dollars to U.S dollars (constant currency or constant exchange rate basis). Net sales, comparable store sales, and gross profit on a constant exchange rate basis are calculated by taking the current period’s sales and gross profit in local currency and translating them into U.S. dollars using the prior period’s foreign exchange rates. The Company believes that such measures provide useful supplemental information with which to assess the Company’s performance relative to the corresponding period in the prior year. The following tables reconcile the net sales, comparable store sales and gross profit increases (decreases) from GAAP to non-GAAP versus the comparable prior fiscal year period:

Constant Exchange Rate Basis Reconciliation	Fiscal 2018 vs. Fiscal 2017 Change			Fiscal 2017 vs. Fiscal 2016 Change
	GAAP	Translation Effect	Constant- Exchange Rate Basis	GAAP	Translation Effect	Constant- Exchange Rate Basis
Net Sales from continuing operations (in $ 000’s)
Net sales - Retail	(3,419)	2,455	(5,874)	(11,477)	(349)	(11,128)
Net sales - Other	1,361	183	1,178	(737)	(78)	(659)

Total Net Sales	(2,058)	2,638	(4,696)	(12,214)	(427)	(11,787)

Gross Profit from continuing operations (in $ 000’s)
Total Gross Profit	(3,228)	2,106	(5,334)	(6,187)	(208)	(5,979)

Constant Exchange Rate Basis Reconciliation	Fiscal 2018 vs. Fiscal 2017 Change
	GAAP	Translation Effect	Constant- Exchange Rate Basis
Comparable store sales decrease – from continuing operations (in %)
Comparable store sales	-2%	2%	-4%

	Fiscal 2017 vs. Fiscal 2016 Change
	GAAP	Translation Effect	Constant- Exchange Rate Basis
Comparable store sales decrease – from continuing operations (in %)
Comparable store sales	-8%	0%	-8%

Adjusted operating expenses and adjusted operating income

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans, impairment losses, as well as a non-recurring gain on disposal of assets. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Reconciliation of non-GAAP measures	Fiscal year ended March 31, 2018
($‘000)	GAAP	Restructuring costs (a)	Impairment of long lived assets (b)	One- time gain (c)	Non-GAAP
Total operating expenses – from continuing operations	57,216	(688)	(2,156)	—	54,372
as a % of net sales from continuing operations	50.0%				47.5%

Operating loss – from continuing operations	(13,662)	688	2,156	—	(10,818)
as a % of net sales from continuing operations	(11.9)%				(9.5)%

Reconciliation of non-GAAP measures	Fiscal year ended March 25, 2017
($‘000)	GAAP	Restructuring costs (a)	Impairment of long lived assets (b)	One- time gain (c)	Non-GAAP
Total operating expenses – from continuing operations	50,483	(682)	—		49,801
as a % of net sales from continuing operations	43.4%				42.8%

Operating loss – from continuing operations	(3,701)	682	—		(3,019)
as a % of net sales from continuing operations	(3.2)%				(2.6)%

Reconciliation of non-GAAP measures	Fiscal year ended March 26, 2016
($‘000)	GAAP	Restructuring costs (a)	Impairment of long lived assets (b)	One- time gain (c)	Non-GAAP
Total operating expenses – from continuing operations	48,444	(549)	—	3,229	51,124
as a % of net sales from continuing operations	37.7%				39.7%

Operating loss – from continuing operations	4,525	549	—	(3,229)	1,845
as a % of net sales from continuing operations	3.5%				1.4%

(a)	Expenses associated with the Company’s operational restructuring plan
(b)	Non-cash impairment associated with the impairment of long-lived assets at a retail location due to the projected operating performance of the location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new ERP
(c)	Non-recurring gain on disposal of assets resulting from the Company’s sale of its corporate sales division in fiscal 2016

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the sale of Mayors, enabled the Company to substantially reduce its debt and strengthen its balance sheet and allowed the Company to better position itself for long-term growth and shareholder value; that the Company’s latest store concept will be reflected in the Toronto and Vancouver flagship designs; that the Toronto store renovations are expected to be finalized at the end of fiscal 2019; that the Company’s execution of its strategic initiatives has put the Company on a clear path to long-term growth and value creation; and that the Company intends to increase its international presence over the next five years. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; and (iv) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2018 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands)

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 26, 2016*
	(In thousands, except per share amounts)
Net sales	$114,378	$116,436	$128,651
Cost of sales	70,824	69,654	75,682

Gross profit	43,554	46,782	52,969

Selling, general and administrative expenses	51,823	47,183	48,333
Restructuring charges	688	682	549
Depreciation and amortization	2,549	2,618	2,791
Impairment of long-lived assets	2,156	—	—
Gain on sale of assets	—	—	(3,229)

Total operating expenses	57,216	50,483	48,444

Operating (loss) income	(13,662)	(3,701)	4,525
Interest and other financial costs	3,116	3,355	4,300

(Loss) income from continuing operations	(16,778)	(7,056)	225
Income taxes (benefits)	—	—	—

Net (Loss) income from continuing operations	(16,778)	(7,056)	225

Discontinued operations:
(Loss) income from discontinued operations, net of tax	(1,405)	11,984	5,213
Gain on disposal of discontinued operations	29,882	—	—

Net income from discontinued operations, net of tax	28,477	11,984	5,213

Net income	$11,699	$4,928	$5,438

Weighted average common shares outstanding:
Basic	17,961	17,961	17,961
Diluted	18,393	18,418	17,961

Net income per common share:
Basic	$0.65	$0.27	$0.30
Diluted	0.64	0.27	0.30

Net (loss) income from continuing operations per common share:
Basic	$(0.93)	$(0.39)	$0.01
Diluted	(0.91)	(0.38)	0.01

*	Retrospectively revised (see note 18 to the accompanying notes to the financial statements in the Company’s Annual Report on Form 20-F for the year-ended March 31, 2018)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

(In thousands)

	As of
	March 31, 2018	March 25, 2017*
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$779	$1,944
Accounts receivable and other receivables	4,817	2,554
Inventories	65,793	65,894
Prepaids and other current assets	3,824	1,411
Assets of disposal group	—	77,962

Total current assets	75,213	149,765

Property and equipment	15,067	11,606
Intangible assets and other assets	3,007	2,707
Assets of disposal group	—	14,860

Total non-current assets	18,074	29,173

Total assets	$93,287	$178,938

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$28,640	$44,840
Accounts payable	20,457	18,475
Accrued liabilities	5,807	4,951
Current portion of long-term debt	2,611	2,393
Liabilities of disposal group	—	57,628

Total current liabilities	57,515	128,287

Long-term debt	3,757	4,057
Other long-term liabilities	6,828	5,040
Liabilities of disposal group	—	28,758

Total long-term liabilities	10,585	37,855
Commitments and Contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	30,988	30,988
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,358	16,372
Accumulated deficit	(62,222)	(73,921)
Accumulated other comprehensive income	1,450	744

Total stockholders’ equity	25,187	12,796

Total liabilities and stockholders’ equity	$93,287	$178,938

*	Retrospectively revised (see note 18 to the accompanying notes to the financial statements in the Company’s Annual Report on Form 20-F for the year-ended March 31, 2018)